EXHIBIT 99.1
03/CAT/08

                           FOR IMMEDIATE RELEASE


                 14.00 GMT 11.00 EST Tuesday 11 March 2003


For Further Information Contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471               ------------------------------------
Peter Chambre, Chief Executive Officer  Tel: +44 (0) 20  7067 0700
John Aston, Chief Financial Officer     Kevin Smith
Rowena Gardner,  Director of            Graham Herring
 Corporate Communications
                                        BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: +1 212 477 9007
                                        Brad Miles, ext. 17 (media)
                                        Brandon Lewis, ext. 15 (investors)


CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

ANNOUNCES RESULT OF EGM

Cambridge, UK...Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ:
CATG) announces that at its Extraordinary General Meeting, held earlier today, all resolutions were duly passed with overwhelming support.


-ENDS-
Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HumiraTM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved by the US Food and Drug Administration for marketing in the US as a treatment for rheumatoid arthritis. Six further CAT-derived human therapeutic antibodies are at various stages of clinical trials.
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include:
     Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences,
     Merck & Co, Pharmacia and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.

         Application of the Safe Harbor of the US Private Securities Litigation Reform Act of 1995: This press release contains statements about CAT that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.